Via H.K. Mail and Fax
Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E., Stop 3030
Washington, D.C. 20549

July 6, 2011

Re:	Uni Core Holdings Corp.
Form 10-K for the Fiscal Year Ended June 30, 2010; and
Form 10Q for the Period Ending March 31, 2011/5/31 Filed October 7, 2010 and May 13, 2011, respectively
File No. 0-30430

Dear Sirs:

Uni Core Holdings Corp. (the “Company”) is filing amendments to the above captioned filings in response to questions raised by the Staff of the Commission in its letter of comments dated May 26, 2011. Set forth below is the Company’s responses to Staff’s comments.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2010

Form 10-K for the Fiscal Year Ended June 30, 2010
Item 9A Controls and Procedures
Internal Controls over Financial Reporting, page 25

1.
We note that you conduct substantially all of your operations within China. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.	How do you evaluate and assess internal control over financial reporting?
i.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to your operations in China.

ii.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: we would like to introduce from the beginning that for the holding company, Uni Core Holdings, was very simple and not many transactions were incurred, therefore all items of payments were prepared by staff, checked by the financial manager and approved by myself and I demanded the chain of staff to present all expenses to me with all supporting attached so that I can review quickly and have a comprehensive understanding of the transaction details. The Company relies on segregation of duty to control all the transactions with corresponding supporting document so as to ensure all material errors are prevented or discovered in a timely manner. Besides, our financial manager is a qualified accountant who is a member of Hong Kong Institute of Certified Public Accountant (“HKICPA”). He is bound by the institute to act ethically and professionally in all accounting matters.

For the corporate investment in subsidiary, we have invested in China Equity Group (52%) and APT Paper Products Group (100%). The China Equity will be distribute to individual shareholders on a pro-rata basis in the coming future in accordance with the Joint Venture Agreement Item 9.01 which was being filed as Ex-10.8 of Form 10-K on November 7, 2008 with SEC. Internal control is relied on the subsidiary’s management team. We acquired APT Paper Products in last June, we engaged PKF CPA to carry out an in-depth review of the company operating systems, accounts and reporting at the moment that including the structure of all internal control systems.

We also currently perform internal audit function by checking all our financial records of all companies including our investments in subsidiaries from time to time (at least twice a year) to make sure there is no fault or inaccurate figure in our best effort. The internal audit team members are consisting of the independent director, chief executive officer, chief financial officer, financial manager, legal officer and general managers of subsidiaries. They performed the function by periodical shift and cross check on each other. Although this is not an effective internal control system, with our limited budget, this may be the best available means to carry out internal control so that the Company can prevent and detect material errors in a timely manner.

b.	How do you maintain your books and records and prepare your financial statements?
i.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

ii.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: the Company maintains the book in various standards. The holding company and British Virgin Islands subsidiary are maintained in US GAAP. The subsidiary in Hong Kong is maintained in IFRS (Hong Kong conversion). The subsidiaries in China are kept in China Tax Reporting basis which is closed to the China (GAAP) with certain tax rule compliance adjustments. The Company will need to convert the tax reporting basis financial statements to US GAAP reporting format. When the China financial statements are presented to the management, we will drill down to the breakdown of the general ledger to review the difference in the financial report between the US GAAP and China tax reporting system, We will provide necessary adjustments, such as goodwill, depreciation, provision for bad debts, obsolete stock provisions, etc. to ensure the financial statements meet the US GAAP standard.

The controls which the company will maintain are including but not limited to segregation of duties, designate management authorization and review, key control points to approve transactions, monthly reconciliation of accounts by different bookkeepers on bank accounts and cash accounts, unexpected periodical checks, annual inventory check, subsidiary visit and audit by internal auditor, etc,

c.	What is the background of the people involved in your financial reporting?
i.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

●	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

Response: The financial manager is responsible for reviewing individual company financial statements and then preparing the group consolidation, adjustment and elimination. He is also responsible for attending management meeting and advising the corporate internal control procedures to enhance the daily operation that will prevent material errors or detect errors within a reasonable time.

●	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

Response: The financial manager is a member of Hong Kong Institute of Certified Public Accountants with over 5 years audit experience and several years of financial accounting management experience. The professional membership required the member to maintain at least 40 CPD hours (equivalent to CPE of US CPA).

●	the nature of his or her contractual or other relationship to you;
Response: Employee.

●	whether he or she holds and maintains any professional designation such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

Response: Member of Hong Kong Institute of Certified Public Accountants and Association of International Accountants

●
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluation effectiveness of internal control over financial reporting.

Response: We would like to clarify that the accounting team is composed of Chief Financial Officer, a Financial Manager, and four accounting staff. The Financial Manager is a member of Hong Kong Institute of Certified Public Accountants. The accounting staff are experienced accounting team include bookkeepers and accountants who have years of experience to prepare and check company accounting records.

ii.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
●	The name and address of the accounting firm or organization;
●	The qualifications of their employees who perform the services for your company;
●	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
●	How many hours they spent last year performing these services for you; and
●
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: the Company does not retain outside party to prepare the financial reports, instead, the financial statements are prepared by the accounting staff and supervised by our financial manager who is a member of Hong Kong Institute of Certified Public Accountants.

iii.
If your retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

●	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
●	How many hours they spent last year performing these services for you; and
●
The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: Our financial accounts and reports are prepared by our staff and financial manager.

d.
We note as you neither identify a Board of Director’s financial expert in your filings nor have a separately created audit committee, please describe the extent of the Board of Directors knowledge of U.S. GAAP and internal control over financial reporting.

Response: One of the directors was formerly funds manager, transaction superintendent and vice president of Boston Bank Taiwan Branch.  He has over 15 years experience in portfolio investment, risk investment, capital management, fund raising, acquisition and merger, project fund raising, privatization, etc.  Another one has experience in corporate financial analysis, business finance and merging and acquisition. All directors are experience businessman and have years of senior management experience.

2.
Please revise and tell whether you evaluated the effectiveness of your internal control over financial reporting as June 30, 2010; and if you did, identity the framework used by management to evaluate the effectiveness of your internal control over financial reporting.  The framework on which management’s evaluation of the issuer’s internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment.  See Item 308T(a)(2) of S-K.

Response: The management had evaluated the effectiveness of the internal control over financial reporting as of June 30, 2010 and found that the internal control is not effective. The management uses the COSO framework to evaluate the internal control system. Five major elements are considered known as control environment, control activities, risk assessment, information and communication, and monitoring. After all, the company is striving to improve the internal control system, restricted by budget and availability of capable staff, the Company can build a limited internal control system to prevent and detect material errors at the best effort. Although the system is not effective, it is the best set-up based on the current resource available.

Note 2 Summary of Significant Accounting Policies
Principles of Consolidation, page 44

3.
We noted that three of your subsidiaries and one of your associate companies have been “totally impaired”.  Please tell us when the impairments occurred, which entities were impaired, the impairment amounts, and the procedures used by the company to determine the impairment.

Response: The impaired subsidiaries included Shenzhen Bank Union & Jiayin E-commerce Company Ltd., Shanghai Newray Photographic Equipment Co., Ltd. and associate company, Hainan Concord Financial Products Development Co., Ltd. and the associate company Hainan Special Economic Zone Property Right Exchange Centre.

The investment of Shenzhen Bank Union & Jiayin E-commerce Company Ltd. was totally impaired at Sept 30, 2007. The book value was already zero when the company provided impairment. The management had tried hard to save the impairment by negotiation with the prior local management members on various options such as resell the corporation to them. However, no one was interest in this subsidiary and finally the Company dissolved this Company in the local Commercial and Industrial Authority.

The investment of Shanghai Newray Photographic Equipment Co., Ltd. amounted at US$93,275 was totally impaired at June 30, 2008. The subsidiary was managed by the local management team and staff. All of a sudden, the subsidiary was out of contact. When the management sent staff to investigate, they found that all property belonged to this subsidiary was disappeared. Only an empty office and store were left. The management had filed police report and request local government to help. Nevertheless, the local management members and staff could no longer be located. Therefore, the Company was forced to impair the investment in this subsidiary.

The investment of Hainan Concord Financial Products Development Co., Ltd. amounted at US$260,102 was totally impaired at June 30, 2008. The subsidiary management member was not co-operative. They did not allow the management to access the books and records, not provide any information and not return the investment of the Company. The management hired local attorney at law to file legal action against this Company’s local management team. Finally, this case was settled in a terms that the Company gave up the stock of Hainan Concord Financial Products Development Co., Ltd. in exchange of the local management members gave up the stock of the Company. Therefore, the investment in this subsidiary was totally impaired.

The investment in an associated company Hainan Special Economic Zone Property Right Exchange Center amounted at US$1,258,742 was totally impaired at June 30, 2009. The management team of this associated company did not co-operate with the management and did not provide books and records. The management had no choice but provide total impairment on this associated company. The Company had transferred the ownership title to China Equity Platform Holding Group Limited “CEPHGL” in re-organization in 2009. Based on the information provided from CEPHGL, the management team of CEPHGL is working hard to negotiating with the management team of Hainan Special Economic Zone Property Right Exchange Center in order to find a settlement way acceptable to both parties.

The Company impaired the investment in subsidiary and associate companies owing to various reasons such as the business became obsolete, embezzlement of local management teams, uncooperative manner of local management teams, etc. The management had tried hard to save the impairment with their best efforts such as trying to find new buyers, filing police report, seeking for local government authority to assist, hiring local attorney at law for legal advice, negotiating with the relevant parties for a settlement, etc. but all of them were in vain. Therefore, impairment provision is the last outcome.

4.
We also note on page 46 and 63 that the company transferred various subsidiaries to China Equity Platform Holding Group Limited “CEPHGL” in exchange for 60% of CEPHGL shareholdings in June 2009.  Please tell us who CEPHGL is, and whether they are a related party, and describe in detail how you accounted for the transfer, including how you determined the fair value of the equity interest transferred.

Response: The Company had entered into a joint venture agreement with other PRC investors on February 19, 2008 to spin off the subsidiaries and investments in operating equity exchange.  The PRC investors will form a new company to hold these subsidiaries and investments and seek an independent listing of the new company on a US exchange.  The name of the new company is China Equity Platform Holding Group Limited (“CEPHGL”). When the spin off process is completed, IMOT will get 60% –common stock of the newly formed company. The spin off process is still under processing and waiting for the approval from PRC Officials. The subsidiary and associate companies will be spin-off are listed as following:

ChinaE.com Technology (Shenzhen) Company Limited
ChinaE.com Investment Consultant (Shenzhen) Company Limited
ChinaE.com E-commerce Company Limited
Intermost Focus Advertising Company Limited
Shenzhen International Hi-Tech Property Right Exchange Centre
Hainan Special Economic Zone Property Rights Exchange Centre

The fair value of the equity interest transferred is negotiated between the UCHC management and the new investors.

The Company and CEPHGL have shared some common shareholders and currently, the Company is the major control shareholder holding over 50% of CEPHGL, they have holding company and subsidiary relationship and is definitely a related parties in this regard. They also shared one common director. However, they have two completely different management team members.

(g) Investments, page 48

5.
Tell us how you the determined the fair value of your cost-method investment including whether or not you identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment.  Furthermore tell us how you obtain adequate evidentiary support for your carrying value in Shenzhen Hi-Tech Property Right Exchange Center.

Response: The Company determined the fair value of the cost-method investment in accordance with ASC 325-20 “Cost Method Investments”. The management will review the investment for impairment if factors indicate that a decrease in value of the investment has occurred. The management applies judgment according to the historical records, analysis of the financial statements of the investee, the dividends received and periodically check by third party valuator. According to the information available, the market value of Shenzhen Hi-Tech Property Right Exchange Center has been increasing and no factor indicates that impairment in value has occurred.

(m) Revenue Recognition, page 51

6.
Please disclose your revenue and cost recognition policies for your sales of paper products.  Note that when describing your revenue recognition policy use the principles found in SAB No. 104 and explain when your paper products earnings process is complete and when revenue is measurable.

Response: The revenue and cost of sales are matched and recognized where the Company and the customer have a mutual understanding on the content of products or service and their delivery date(s), products or service are delivered to the customers, the selling price to the customer is determinable, accounts receivable and records are confirmed and measureable in reasonably assured manner.

7.
We note that you present revenues in your consolidated statements of operations on a net basis.  Please explain and disclose the nature of any discounts, refunds and allowances you provide and how you account for them.

Response: The sales amount is excluding the PRC value added tax. The sales discounts, refunds and allowance are determined by normal business negotiation and covered by formal business contract of supply. The Company will allow discount based on quantity ordered, level of difficulties, etc., refund will be given for incorrect or short shipment or inferior quality, etc., allowance will be given for additional quantity supplying to avoid short shipment penalty, transportation cost or insurance expenses being borne by customers, etc.

Note 4 Goodwill, page 63

8.
In regard to the APT acquisition, please revise and provide all required footnote disclosures of ASC 805-10-50.  Furthermore, revise your MD&A and provide a description of the acquisition and its affect on the company as a whole.  Furthermore, the description should include, but is not limited to, acquisition date, name and a description of the acquiree; primary reasons for the business combination and a description of how the acquirer obtained control of the acquire; valuation technique(s) used to measure the acquisition-date fair value of the equity interest in the acquiree; and percentage of voting equity interests acquired.

Response: We will file Form 10K/A to include the details of ASC 805-10-50 disclosures.

9.
Using the guidance found in ASC Subtopic 805-10-55-12, please clarify for us how you identified that the registrant, Uni Core, was the acquirer.  As the stockholders of APT Paper Group Limited appear to be the majority stockholders, the pertinent facts and circumstances you should particularly consider in identifying the acquirer in this business combination is the composition of the governing body and senior management of the combined entity, both usually appointed and dominated by the acquirer.

Response: According to 805-10-55-12 analysis:

a. The shareholders of the APT Paper Group Limited (“acquiree”) were composed of five corporations. Each corporation composed of groups of individual shareholders. In additional to the original voting right from the UCHC which accounts for 19.54% in the combined groups, the post-acquisition two major shareholders with total of 56.14% voting rights also voted to support Uni Core Board of Directors and executive management team to become the new group Board of Directors and management teams. These two major shareholders wanted to have the UCHC to take control of the APT group. Therefore, shareholders who actually voted to support the original UCHC Board of Directors and management team are casted at about 75.68%.

b. The current largest shareholder is holding 31.30% of UCHC equity. The second largest shareholder is holding 24.84%. Both of the largest and second largest shareholders are original APT major shareholders but are voting to support the UCHC Board of Directors and management team.The preferred UCHC controlling the APT group. The total supporting vote is 56.14% derived from these two major groups of shareholders. There are a lot of small shareholders. No one of them hold more than 10% of shares. The largest minority shareholder holds 6.14%.

c. The governing body of the combined entity is the original board of directors from Uni Core.

d.	The composition of the senior management of the combined entity is the original management team from Uni Core.

e.	Uni Core paid a premium over the precombination fair value of the equity interests of APT Paper Group Limited.

10.
Please explain to us in detail when you tested for goodwill impairment and the procedures you used to determine the goodwill impairment of approximately $11 million.  In particular, tell us how you determined the reporting units and their corresponding assigned goodwill, including how you determined and assigned the faire value of a reporting unit to the assets and liabilities of that unit.

Response: The acquisition cost of APT group was measured at about US$28,600,000. The net asset received at fair market value was measured at about US$6,422,308 based on an audit report derived from PKF Hong Kong. The goodwill was measured at about US$22,177,692. The valuation of goodwill was recognized base on the projected profit making capability and the estimated future value derived from the APT group operations.

As the group delivered a disappointed financial result because APT assets did not generate income as projected, the management estimated that the carrying amount of APT assets and liabilities did not have change while the carrying amount of fair value of the goodwill would be impaired for at least half of the original remainder value. Based on this estimate measurement, the management determined that the fair value of the remainder of the entire APT acquisition assets and liabilities, i.e. the goodwill is less than the goodwill allocated to APT reporting unit. Therefore, the management decided to provide US$11,099,123 impairment charge against the carrying amount of the APT acquisition goodwill.

The management is continuously monitoring the income generating ability of APT in a very cautious manner that the management will not hesitate to write-off the entire goodwill if the APT cannot achieve the projected income target based on the income projection and profits generating ability.

*  *  *  *  *

In connection with the Company’s response to the above comments, the company acknowledging that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

If you have any further comments and/or questions, please contact the undersigned at your earliest convenience.

Sincerely,

/s/ Thomas Lee
Thomas Lee
Chief Financial Officer